Exhibit 3.3

SECOND CERTIFICATE OF AMENDMENT
TO THE

THIRD AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF

KIROMIC BIOPHARMA, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Kiromic BioPharma, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

1.             The Corporation’s original Certificate of incorporation was filed with the Secretary of State of the State of Delaware on May 27, 2015 under the name Kiromic, Inc. An Amended and Restated Certificate of Incorporation was filed on December 20, 2018. A Second Amended and Restated Certificate of Incorporation was filed on September 13, 2019. A third Amended and Restated Certificate of Incorporation was filed on December 16, 2019 (the “Third A&R Certificate of Incorporation”). Certificates of Correction were filed on October 15, 2019, October 18, 2019, October 29, 2019 and October 29, 2019 and a Certificate of Amendment was filed on January 31, 2020. Capitalized terms used herein but not defined have the meanings ascribed to such terms in the Third A&R Certificate of Incorporation.

2.             The Board of Directors of the Corporation duly adopted resolutions proposing to amend the Third A&R Certificate of Incorporation of the Corporation (the “Amended Third A&R COI”), declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Third A&R Certificate of Incorporation of the Corporation be amended as follows:

Article IV, Section 4.2 of the Third A&R Certificate of Incorporation of the Corporation is amended and restated in its entirety as follows:

“4.2 Common Stock. The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended Third A&R COI that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected Preferred Stock are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended Third A&R COI or pursuant to the DGCL. Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by, in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Third A&R Certificate of Incorporation, the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Effective as of 6:00 AM Eastern Time on the filing date (the “Effective Time”) of this Amended Third A&R COI, every 3.494 shares of the Corporation’s Common Stock (the “Old Common Stock”) then issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined, converted and changed into one (1) share of Common Stock of the Company (the “New Common Stock”) (such formula herein, the “Determined Ratio” and such action, the “Reverse Stock Split”). No fractional shares shall be issued upon the Reverse Stock Split. If the Reverse Stock Split would result in the issuance of a fraction of a share of Common Stock, the Corporation shall round up to the nearest whole share. Further, every right, option and warrant to acquire shares of Old Common Stock outstanding immediately prior to the Effective Time shall, as of the Effective Time and without any further action, automatically be reclassified into the right to acquire one (1) share of New Common Stock based on the Determined Ratio of shares of Old Common Stock to shares of New Common Stock, but otherwise upon the terms of such right, option or warrant (except that the exercise or purchase price of such right, option or warrant shall be proportionately adjusted). For the avoidance of doubt, the Conversion Price of the Designated Preferred Stock as set forth in the Third A&R Certificate of Incorporation does not give effect to the stock combination provided for in this paragraph and at the effective time of such stock combination, an adjustment to the Conversion Price of the Designated Preferred Stock shall occur pursuant to Section 4.3.8(b) of the Third A&R Certificate of Incorporation.”

3.             All other provisions of the Third A&R Certificate of Incorporation shall remain in full force and effect.

4.             The foregoing amendment was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the DGCL.

5.             This Amended Third A&R COI, which amends the provisions of the Corporation’s Third A&R Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the DGCL.

IN WITNESS WHEREOF, this Amended Third A&R COI has been executed by a duly authorized officer of the Corporation on this 17th day of June, 2020.

By:	/s/ Maurizio Chiriva-Internati
Name: Maurizio Chiriva-Internati, DBSc, PhDs
Title:President and CEO